================================================================================
                      SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                 --------------

                                  SCHEDULE 13D
                                 (RULE 13d-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13d-2(a)

                               (Amendment No. 4)1

                       Network-1 Security Solutions, Inc.
                       ----------------------------------
                                (Name of Issuer)

                          Common Stock, $.01 Par Value
                          ----------------------------
                         (Title of Class of Securities)

                                   64121N 10 9
                                   -----------
                                 (CUSIP Number)

                               SAM SCHWARTZ, ESQ.
                  EISEMAN LEVINE LEHRHAUPT & KAKOYIANNIS, P.C.
                                845 Third Avenue
                            New York, New York 10022
                                 (212) 752-1000
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)
                                 --------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                 March 16, 2005
                                -----------------
             (Date of Event Which Requires Filing of This Statement)

            If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. [ ]

            NOTE. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. SEE Rule 13d-7 for other parties to whom copies are to be sent.

                         (Continued on following pages)

                              (Page 1 of 20 Pages)

--------
1 The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, SEE THE NOTES).
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
---------------------                                         ------------------
CUSIP No. 64121N 10 9                 13D                     Page 2 of 20 Pages
---------------------                                         ------------------

================================================================================
  1   NAME OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

      Corey M. Horowitz
----- --------------------------------------------------------------------------
  2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                   (a)[ ]
                                                                          (b)[ ]
----- --------------------------------------------------------------------------
  3   SEC USE ONLY

----- --------------------------------------------------------------------------
  4   SOURCE OF FUNDS*

      PF, AF, OO
----- --------------------------------------------------------------------------
  5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEM 2(d) OR 2(e)                                                   [ ]
----- --------------------------------------------------------------------------
  6   CITIZENSHIP OR PLACE OF ORGANIZATION

      USA
--------------------------------------------------------------------------------
                  7    SOLE VOTING POWER
   NUMBER OF
                       8,230,770 (1)
    SHARES      ----- ----------------------------------------------------------
                  8   SHARED VOTING POWER
 BENEFICIALLY
                      103,511 (2)
   OWNED BY     ----- ----------------------------------------------------------
                  9   SOLE DISPOSITIVE POWER
    EACH
                      8,230,770 (1)
  REPORTING     ----- ----------------------------------------------------------
                 10   SHARED DISPOSITIVE POWER
 PERSON WITH
                      103,511 (2)
--------------------------------------------------------------------------------
 11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      8,334,281 (1)(2)
----- --------------------------------------------------------------------------
 12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
      SHARES*                                                                [ ]
----- --------------------------------------------------------------------------
 13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      36.9%
----- --------------------------------------------------------------------------
 14   TYPE OF REPORTING PERSON*

      IN
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

---------------------                                         ------------------
CUSIP No. 64121N 10 9                 13D                     Page 3 of 20 Pages
---------------------                                         ------------------

(1) Includes (a)(i) 475,053 shares of Common Stock, (ii) 85,220 shares of Common Stock issuable upon exercise of warrants and (iii) 3,502,697 shares of Common Stock issuable upon exercise of options, all of which are held by Mr. Horowitz and (b)(i) 2,867,800 shares of Common Stock, (ii) 550,000 shares of Common Stock issuable upon exercise of warrants and (iii) 750,000 shares of Common Stock issuable upon exercise of options, all of which are held by CMH Capital Management Corp.

(2) Includes (a) 78,720 shares of Common Stock held by Donna Slavitt, Mr. Horowitz's spouse (b) 22,500 shares of Common Stock held by two trusts (the "Trusts") and a custodian account for the benefit of Mr. Horowitz's three children and (c) 2,291 shares of Common Stock held by Horowitz Partners, a general partnership of which Mr. Horowitz is a partner. Mr. Horowitz disclaims beneficial ownership of the shares held by the Trusts and Horowitz Partners except to the extent of his pecuniary interest therein.

---------------------                                         ------------------
CUSIP No. 64121N 10 9                 13D                     Page 4 of 20 Pages
---------------------                                         ------------------

================================================================================
  1   NAME OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

      CMH Capital Management Corp.
----- --------------------------------------------------------------------------
  2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                   (a)[ ]
                                                                          (b)[ ]
----- --------------------------------------------------------------------------
  3   SEC USE ONLY

----- --------------------------------------------------------------------------
  4   SOURCE OF FUNDS*

      WC
----- --------------------------------------------------------------------------
  5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEM 2(d) OR 2(e)                                                   [ ]
----- --------------------------------------------------------------------------
  6   CITIZENSHIP OR PLACE OF ORGANIZATION

      New York
--------------------------------------------------------------------------------
                  7    SOLE VOTING POWER
   NUMBER OF
                       0
    SHARES      ----- ----------------------------------------------------------
                  8   SHARED VOTING POWER
 BENEFICIALLY
                      4,167,800 (1)
   OWNED BY     ----- ----------------------------------------------------------
                  9   SOLE DISPOSITIVE POWER
    EACH
                      0
  REPORTING     ----- ----------------------------------------------------------
                 10   SHARED DISPOSITIVE POWER
 PERSON WITH
                      4,167,800 (1)
--------------------------------------------------------------------------------
 11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      4,167,800 (1)
----- --------------------------------------------------------------------------
 12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
      SHARES*                                                                [ ]
----- --------------------------------------------------------------------------
 13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      21.9%
----- --------------------------------------------------------------------------
 14   TYPE OF REPORTING PERSON*

      CO
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

(1) Includes (i) 2,867,800 shares of Common Stock, (ii) 550,000 shares of Common Stock issuable upon exercise of warrants and (iii) 750,000 shares of Common Stock issuable upon exercise of options.

---------------------                                         ------------------
CUSIP No. 64121N 10 9                 13D                     Page 5 of 20 Pages
---------------------                                         ------------------

     The following constitutes Amendment No.4 ("Amendment No.4") to the Schedule 13D filed by the undersigned. This Amendment No.4 amends the Schedule 13D as specifically set forth.

  Item 5(a) is hereby amended and restated to read as follows:

     (a) The following list sets forth the aggregate number and percentage (based on 17,697,572 Shares outstanding including 15,012,572 Shares as reported in the Issuer's Form 10-QSB for the quarter ended September 30, 2004 plus an additional 2,685,000 Shares outstanding as reflected in Current Reports on Form 8-K filed by the Company on December 28, 2004 and January 13, 2005) of Shares beneficially owned by each Reporting Person, as of March 18, 2005:

                                                           Percentage of Shares
                                 Shares of Common Stock      of Common Stock
Name                               Beneficially Owned       Beneficially Owned
----                               ------------------       ------------------

Corey M. Horowitz                    8,334,281 (1)                 36.9%

CMH Capital Management Corp.         4,167,800 (2)                 21.9%

(1) Includes (a)(i) 475,053 Shares, (ii) 85,220 Shares issuable upon exercise of Warrants and (iii) 3,502,697 Shares issuable upon exercise of options, all of which are held by Mr. Horowitz, (b)(i) 2,867,800 Shares, (ii) 550,000 Shares issuable upon exercise of warrants and
          (iii) 750,000 Shares issuable upon exercise of options, all of which are held by CMH Capital Management Corp. ("CMH"), (d) 78,720 Shares held by Donna Slavitt, Mr. Horowtiz's wife (c) 22,500 shares of Common Stock held by two trusts (the "Trusts") and a custodian account for the benefit of Mr. Horowitz's three children and (d) 2,291 Shares held by Horowitz Partners. Mr. Horowitz disclaims beneficial ownership of the Shares held by the Trusts and Horowitz Partners, except to the extent of his pecuniary interest therein.

(2) Includes (i) 2,867,800 Shares, (ii) 550,000 Shares issuable upon exercise of warrants and (iii) 750,000 Shares issuable upon exercise of options.

  Item 5(b) is hereby amended and restated to read as follows:

     (b) Mr. Horowitz has sole power to vote and dispose of 8,230,770 Shares (consisting of the 4,062,970 Shares beneficially owned by him, constituting approximately 19.1% of the Shares outstanding and, by virtue of his position as sole stockholder, officer and director of CMH, of the 4,167,800 Shares beneficially owned by CMH, constituting approximately 21.9% of the Shares outstanding), constituting approximately 36.4% of the Shares outstanding.

     By virtue of being her spouse, Mr. Horowitz may be deemed to have shared power to vote and dispose of the 78,720 Shares beneficially owned by Donna Slavitt, constituting less than 1% of the Shares outstanding. Ms. Slavitt resides at 1085 Park Avenue,

---------------------                                         ------------------
CUSIP No. 64121N 10 9                 13D                     Page 6 of 20 Pages
---------------------                                         ------------------

New York, New York 10128. She is the president of World Packaging Corp., a manufacturer and distributor of promotional and licensed products. Ms. Slavitt has not, in the last five years, been convicted in a criminal proceeding or a party to a civil proceeding as described in Items 2(d) and (e). Ms. Slavitt is a citizen of the United States of America.

     By virtue of the Trusts and custodian account for his three children, Mr. Horowitz may be deemed to have shared power to vote and dispose of the 22,500 shares beneficially owned by the Trusts and the custodian account, constituting less than 1% of the shares outstanding. Gary Horowitz, the brother of Corey M. Horowitz, is trustee of the Trusts. Gary Horowitz resides at 41 Lowell Drive, Stow, Massachusetts 01775 and his principal occupation is a Clinical Pathologist. In the last five years, Gary Horowitz has not been convicted in a criminal proceeding or a party to a civil proceeding as described in Items 2(d) and (e). Mr. Horowitz is a citizen of the United States of America.

     By virtue of his position as a partner of Horowitz Partners ("HP"), Mr. Horowitz may be deemed to have shared power to vote and dispose of the 2,291 Shares beneficially owned by HP, constituting less than 1% of the Shares outstanding. HP is a general partnership with an address at 445 Park Avenue, Suite 1028, New York, New York 10022. HP's principal business is investments and it has not, in the last five years, been convicted in a criminal proceeding or a party to a civil proceeding as described in Items 2(d) and (e). The other partners of HP are Mr. Horowitz's mother, Syd Horowitz, his brother, Gary Horowitz and his sister, Cindy Horowitz (the "Partners"). Syd Horowitz resides at 56 Field Lane, Roslyn Heights, New York 11577 and is retired. Gary Horowitz resides at 41 Lowell Drive, Stow, Massachusetts 01775 and his principal occupation is a clinical pathologist. Cindy Horowitz resides at 173 West 78th Street, New York, New York 10024 and her principal occupation is an elementary school teacher. None of the Partners have, in the last five years, been convicted in a criminal proceeding or a party to a civil proceeding as described in Items 2(d) and (e). The Partners are all citizens of the United States of America.

     CMH has shared power to vote and dispose of 4,167,800 Shares, constituting approximately 21.9% of the Shares outstanding.

  Item 5(c) is hereby amended to add the following:

     On March 16, 2004, the Issuer issued a 7 year stock option to Mr. Horowitz to purchase 960,197 Shares at an exercise price of $1.18 per share (the "Option"). The Option is immediately exercisable. The Option was issued to Mr. Horowitz pursuant to Section 6(b) of his Employment Agreement, dated November 26, 2004 with the Issuer (the "Employment Agreement"), which provides that at anytime during the period ended December 31, 2005, in the event that the Issuer completes a financing (either a single transaction or series of transactions) consisting of the issuance of common stock or any other securities convertible or exercisable into common stock, Mr. Horowitz shall receive, from the Issuer, at the same price as the securities issued in the financing, such number of additional options to purchase common stock so that he maintains the same derivative ownership percentage of Issuer (22.22%) as he beneficially owned prior to such offering.

---------------------                                         ------------------
CUSIP No. 64121N 10 9                 13D                     Page 7 of 20 Pages
---------------------                                         ------------------

     On December 21, 2004 and January 13, 2005, the Issuer completed a private offering of its securities consisting of an aggregate of 2,685,000 shares and warrants to purchase up to 2,013,750 shares of common stock (plus a warrant to purchase 50,000 shares of common stock issued to a finder) (the "Offering"). Accordingly, based upon the Offering and the anti-dilution provisions of the Employment Agreement, Mr. Horowitz was issued the Option.


  Item 7 is hereby amended to add the following:

ITEM 7.       MATERIAL TO BE FILED AS EXHIBITS.
              --------------------------------


      5. Option Agreement, dated March 16, 2005, between the Issuer and Corey M. Horowitz.


                                   SIGNATURES

     After reasonable inquiry and to the best of his knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.


Dated:      March 18, 2005


                                          /s/Corey M. Horowitz
                                          --------------------------------------
                                          Corey M. Horowitz


                                          CMH CAPITAL MANAGEMENT CORP.


                                          By: /s/Corey M. Horowitz
                                             -----------------------------------

                                          Name: Corey M. Horowitz
                                          Title:   President

---------------------                                         ------------------
CUSIP No. 64121N 10 9                 13D                     Page 8 of 20 Pages
---------------------                                         ------------------

                                  EXHIBIT INDEX

Document                                                                    Page
--------                                                                    ----

1.        Securities Purchase Agreement by and between CMH Capital
          Management Corp. and FalconStor Software, Inc., dated
          November 18, 2003 (previously filed).                              --

2.        Joint Filing Agreement by and between Corey M. Horowitz and
          CMH Capital Management Corp., dated November 26, 2003
          (previously filed).                                                --

3.        Offer Letter, dated December 22, 2003, by and between the
          Issuer and Corey M. Horowitz, including Incentive Stock
          Option, dated December 22, 2003, by and between the Issuer and Corey M. Horowitz, Non-Qualified Stock Option, dated
          December 22, 2003, by and between the Issuer and Corey M.
          Horowitz and Issuer Capitalization (previously filed).             --


4.        Exchange Agreement between the Issuer and its Preferred
          Stockholders, dated April 13, 2004 (previously filed).             --

5.        Employment Agreement between the Issuer and Corey M.
          Horowitz, dated November 26, 2004.                                 --


6.        Option Agreement, dated March 16, 2005, between the Issuer
          and Corey M. Horowitz.                                           35-46

                             STOCK OPTION AGREEMENT

                  STOCK OPTION AGREEMENT, dated as of March 16, 2005, (this "Stock Option Agreement") by and between Network-1 Security Solutions, Inc., a Delaware corporation with principal executive offices a 445 Park Avenue, Suite 1028, New York, New York 10022 ("Network-1"), and Corey M. Horowitz, residing at 1085 Park Avenue, New York, New York 10128 ("Horowitz").

                  WHEREAS, in accordance with Section 6(b) of the Employment Agreement, dated November 26, 2004, between the Company and Horowitz (the "Employment Agreement"), Horowitz was granted a certain anti-dilution protection in the event the Company consummated one or more offerings of its securities prior to December 31, 2005; and

                  WHEREAS, on December 21, 2004 and January 13, 2005 the Company completed the offering of an aggregate of $2,685,000 of its securities consisting of 2,685,000 shares of Common Stock and warrants to purchase 2,013,750 shares of Common Stock, and Horowitz, therefore, is entitled to receive a stock option in accordance with the terms hereof and the anti-dilution provisions of his Employment Agreement.

                  NOW THEREFORE, in consideration of the premises and of the mutual covenants, representations, warranties and agreements contained herein and in the Employment Agreement, and intending to be legally bound hereby, the parties hereto agree as follows:

         1. Grant of Option.

                  Network-1 hereby grants to Horowitz an irrevocable option (the "Option") to purchase, out of its authorized but unissued shares of Common Stock, 960,197 shares of Common Stock (the shares of Common Stock purchased or purchasable pursuant to the Option, subject to adjustment as set forth herein, being referred to as the "Option Shares"), at an exercise price per share equal to $ 1.18 (such exercise price, subject to adjustment as set forth herein, being referred to as the "Exercise Price", or in the aggregate, the "Aggregate Exercise Price"). Horowitz and/or his transferees or assigns are hereinafter referred to as "Holder".

         2. Term and Exercise of Option.

                  The Option granted hereby may be exercised in whole or in part at any time from the date hereof through March 16, 2012 (the "Expiration Date") by Holder's presentation of this Option, with the Exercise Form attached hereto duly executed, at Network-1's office (or such office or agent of Network-1 as it may designate in writing to the Holder hereof by notice pursuant to Section 13 hereof), specifying the number of Option Shares as to which the Option is being exercised.

         3. Issuance of Option Shares; Cashless Exercise

                  (a) Upon surrender of the Option and payment of the Exercise Price as provided herein, Network-1 shall issue and deliver with all reasonable dispatch the certificate(s) for the Option Shares to or upon the written order of the Holder and in such name or names as the Holder may designate. Such certificate(s) shall represent the number of Option Shares issuable upon the exercise of the Option, together with a cash amount in respect of any fraction of a share otherwise issuable upon such exercise.

                  (b) In lieu of paying the Aggregate Exercise Price in cash and/or upon exercise of the Option, the Holder may elect a "cashless exercise" in which event the Holder will receive upon exercise a reduced number of Option Shares equal to (i) the number of Option Shares that would be issuable pursuant to the Option upon payment of the Aggregate Exercise Price minus (ii) the number of Option Shares that have an aggregate Market Price (as defined below) equal to the Aggregate Exercise Price.

                  (c) Unless otherwise provided herein, for purposes of any computations made in this Stock Option Agreement, "Market Price" per share of shares of Common Stock on any date shall be: (i) if the shares of Common Stock are listed or admitted for trading on any national securities exchange, the last reported sales price as reported on such national securities exchange; (ii) if the shares of Common Stock are not listed or admitted for trading on any national securities exchange, the average of the last reported closing bid and asked quotation for the shares of Common Stock as reported on the Nasdaq Stock Market's National Market ("NNM") or Nasdaq Stock Market's Small Cap Market ("NSM") or a comparable service if NNM or NSM are not reporting such information; (iii) if the shares of Common Stock are not listed or admitted for trading on any national securities exchange, NNM or NSM or a comparable system, the average of the last reported bid and asked quotation for the shares of Common Stock as quoted by a market maker in the shares of Common Stock (or if there is more than one market maker, the bid and asked quotation shall be obtained from two market makers and the average of the lowest bid and highest asked quotation shall be the "Market Price"); or (iv) if the shares of Common Stock are not listed or admitted for trading on any national securities exchange or NNM or quoted by NSM and there is no market maker in the shares of Common Stock, the fair market value of such shares as determined in good faith by the Board of Directors of Network-1.

                  (d) Certificates representing the Option Shares shall be deemed to have been issued and the person so designated to be named therein shall be deemed to have become a holder of record of such Option Shares as of the date of the surrender of the Option and payment of the Aggregate Exercise Price as provided herein; notwithstanding that the transfer books for the Option Shares or other classes of stock purchasable upon the exercise of the Option shall then be closed or the certificate(s) for the Option Shares in respect of which the Option is then exercised shall not then have been actually delivered to the Holder. As soon as practicable after each such exercise of the Option, Network-1 shall issue and deliver the certificate(s) for the Option Shares issuable upon such exercise, registered as requested. In the event that only a portion of the Option is exercised at any time prior to the close of business on the Expiration Date, a new option shall be issued to the Holder for the remaining number of Option Shares purchasable pursuant hereto. Network-1 shall cancel the Option when they are surrendered upon exercise.

                  (e) Prior to due presentment for registration of transfer of the Option, Network-1 shall deem and treat the Holder as the absolute owner of the Option (notwithstanding any notation of ownership or other writing on this Option Agreement made by anyone other than Network-1) for the purpose of any exercise hereof or any distribution to the Holder and for all other purposes, and Network-1 shall not be affected by any notice to the contrary.

         4. Lost, Stolen, or Mutilated Option

                  In case this Option shall be mutilated, lost, stolen or destroyed, Network-1 shall issue and deliver, in exchange and substitution for and upon cancellation of the mutilated Option, or in lieu of and substitution for the Option lost, stolen or destroyed, a new Option of like tenor and representing an equivalent number of Option Shares purchasable upon exercise, but only upon receipt of evidence reasonably satisfactory to Network-1 of such mutilation, loss, theft or destruction of such Option and reasonable indemnity, if requested, also reasonably satisfactory to Network-1. No bond or other security shall be required from Holder in connection with the replacement by Network-1 of a lost, stolen or mutilated warrant certificate.

         5. Rights Upon Expiration

                  Unless the Option is surrendered and payment made for the Option Shares as herein provided before the close of business on the Expiration Date, this Option will become wholly void and all rights evidenced hereby will terminate after such time.

         6. Exchange of Option

                  This Option may be exchanged for a number of Options of the same tenor as this Option for the purchase in the aggregate of the same number of Option Shares of Network-1 as are purchasable upon the exercise of this Option, upon surrender hereof at the office of Network-1 with written instructions as to the denominations of the Options to be issued in exchange.

         7. Adjustment for Certain Events

                  (a) In case Network-1 shall at any time after the date hereof
(i) declare a dividend on its shares of Common Stock payable in shares of Network-1's capital stock (whether in shares of Common Stock or of capital stock of any other class), (ii) subdivide its outstanding shares of Common Stock,
(iii) reverse split its outstanding shares of Common Stock into a smaller number of shares, or (iv) issue any shares of Network-1's capital stock in a reclassification of shares of Common Stock (including any such reclassification in connection with a consolidation or merger in which Network-1 is the continuing corporation), then, in each case, the Exercise Price in effect at the time of the record date for such dividend or of the effective date of such subdivision, reverse split or reclassification, and/or the number and kind of shares of capital stock issuable upon exercise of the Option on such date, shall be proportionately adjusted so that the holder of the Option exercised after such time shall be entitled to receive the aggregate number and kind of securities which, if such Option had been exercised immediately prior to such date, such Holder would have owned upon such exercise and been entitled to receive by virtue of such dividend, subdivision, reverse split or reclassification. Such adjustment shall be made successively whenever any event listed above shall occur.

                  (b) In case Network-1 shall fix a record date for the making of a distribution to all holders Common Stock (including any such distribution made in connection with a consolidation or merger in which Network-1 is the continuing corporation) of evidences of indebtedness or assets (other than cash dividends or cash distributions payable out of earnings, consolidated earnings, if Network-1 shall have one or more subsidiaries, or earned surplus, or dividends payable in Common Stock) or rights, options or warrants to subscribe for or purchase

Common Stock, then, in each case, the Exercise Price to be in effect after such record date shall be determined by multiplying the Exercise Price in effect immediately prior to such record date by a fraction, of which the numerator shall be the current Market Price for one share of Common Stock on such record date less the fair market value of the portion of the assets or evidences of indebtedness so to be distributed or of such subscription rights, options or warrants applicable to one share of Common Stock, and of which the denominator shall be the current Market Price for one share of Common Stock. In the event that Network-1 and the Holder cannot agree as to such fair market value, such determination of fair market value shall be made by an appraiser who shall be mutually selected by Network-1 and the Holder, and the reasonable costs of such appraiser shall be borne by Network-1. Such adjustment shall be made successively whenever such a record date is fixed, and in the event that such distribution is not so made, the Exercise Price shall again be adjusted to be the Exercise Price which would then be in effect if such record date had not been fixed.

                  (c) No adjustment in the Exercise Price shall be required unless such adjustment would require a decrease of at least one cent ($0.01) in such price; provided, however, that any adjustment which by reason of this
Section 7(c) is not required to be made shall be carried forward and taken into account in any subsequent adjustment. All calculations under this Section 7 shall be made to the nearest cent or to the nearest one-hundredth of a share, as the case may be, but in no event shall Network-1 be obligated to issue fractional shares of Common Stock or fractional portions of any securities issuable upon the exercise of the Option.

                  (d) In the event that at any time, as a result of an adjustment made pursuant to Section 7 hereof, the Holder of the Option thereafter exercised shall become entitled to receive any shares of capital stock, options, warrants or other securities of Network-1 other than the shares of Common Stock, thereafter the number of such other shares of capital stock, options, warrants or other securities so receivable upon exercise of this Option shall be subject to adjustment from time to time in a manner and on terms as nearly equivalent as practicable to the provisions with respect to the shares of Common Stock contained in this Section 7, and the provisions of this Option Agreement with respect to the shares of Common Stock shall apply, to the extent applicable, on like terms to any such other shares of capital stock, options or warrants or other securities.

                  (e) Upon each adjustment of the Exercise Price as a result of calculations made in this Section 7, the Option outstanding immediately prior to the making of such adjustment shall thereafter evidence the right to purchase, at the adjusted Exercise Price, that number of Option Shares (calculated to the nearest hundredth), obtained by (i) multiplying the number of Option Shares purchasable upon exercise of the Option immediately prior to such adjustment of the Exercise Price by the Exercise Price in effect immediately prior to such adjustment and (ii) dividing the product so obtained by the Exercise Price in effect immediately after such adjustment of the Exercise Price.

                  (f) In case of any capital reorganization of Network-1 or of any reclassification of shares of Common Stock (other than as a result of subdivision or combination) or in case of the consolidation of Network-1 with, or the merger of Network-1 into, any other corporation (other than a consolidation or merger in which Network-1 is the continuing corporation) or of the sale of the properties and assets of Network-1 as, or substantially as, an entirety, the Option shall, after such reorganization, reclassification, consolidation, merger or sale, be exercisable, upon the terms and conditions specified herein, for the number of shares of Common Stock or other capital stock, options or warrants or other securities or property to which a Holder (at the time of such reorganization, reclassification, consolidation, merger or sale) upon exercise of such Option would have been entitled upon such reorganization, reclassification, consolidation, merger or sale; and in any such case, if necessary, the provisions set forth in this Section 7(f) with respect to the rights and interests thereafter of the Holder shall be appropriately adjusted so as to be applicable, as nearly as may reasonably be, to any shares of Common Stock or other capital stock or options, warrants or other securities or property thereafter deliverable upon the exercise of the Option. The subdivision, reverse split or combination of shares of Common Stock at any time outstanding into a greater or lesser number of shares shall not be deemed to be a reclassification of the Common Stock for the purposes of this Section 7(f).

                  (g) In any case in which this Section 7 shall require that an adjustment in the Exercise Price be made effective as of a record date for a specified event, Network-1 may elect to defer until the occurrence of such event issuing to the Holder, if such Holder exercised any portion of this Option after such record date, shares of capital stock or other securities of Network-1, if any, issuable upon such exercise over and above the shares of Common Stock or other securities issuable, on the basis of the Exercise Price in effect prior to such adjustment; provided, however, that Network-1 shall deliver to the holder a due bill or other appropriate instrument evidencing such Holder's right to receive such shares of Common Stock or other securities upon the occurrence of the event requiring such adjustment.

         8. Fractional Shares

                  Upon exercise of the Option, Network-1 shall not be required to issue fractional shares of Common Stock or other capital stock. In lieu of such fractional shares, the Holder shall receive an amount in cash equal to the same fraction of the (i) current Market Price of one whole share of Common Stock if clause (i), (ii) or (iii) in the definition of Market Price in Section 3(c) hereof is applicable or (ii) book value of one whole shares of Common Stock as reported in Network-1's most recent audited financial statements if clause (iv) in the definition of Market Price in Section 3 above is applicable. All calculations under Section 7 shall be made to the nearest cent.

         9. Securities Act Legend

                  The Holder shall not be entitled to any rights of a stockholder of Network-1 with respect to any Option Shares purchasable upon the exercise of this Option, including voting, dividend or dissolution rights, until such Option Shares have been paid for in full. As soon as practicable after such exercise, Network-1 shall deliver a certificate or certificates for the securities issuable upon such exercise, all of which shall be fully paid and nonassessable, to the person or persons entitled to receive the same; provided, however, that, if the Option Shares are not registered under the Securities Act, such certificate or certificates delivered to the Holder of the surrendered Option shall bear a legend reading substantially as follows:

                  "These securities have not been registered under the Securities Act of 1933, as amended, or the securities laws of any state and may not be sold or transferred in the absence of such registration or any exemption therefrom under such Act and laws, if applicable. Network-1, prior to permitting a transfer of these securities, may require an opinion of counsel or other assurances satisfactory to it as to compliance with or exemption from such Act and laws."

         10. Transfer

                  All or a portion of this Option may be transferred, sold or assigned by Holder without the consent of Network-1 provided, that, Holder provides Network-1 with evidence reasonably satisfactory to it that such transfer is not in violation of the Securities Act of 1933, as amended (the "Act"). With respect to any such transfer, sale or assignment, Holder shall execute and deliver to Network-1 the Form of Assignment attached hereto.

         11. Taxes; Expenses

                  Network-1 shall pay all taxes and expenses that may be payable in connection with the preparation, issuance and delivery of Options Shares under this Stock Option Agreement.

         12. Notice of Adjustment

                  (a) Upon any adjustment of the Exercise Price pursuant to
Section 7 hereof, Network-1, within 30 calendar days thereafter, shall have on file for inspection by the Holder a certificate of the Board of Directors of Network-1 setting forth the Exercise Price after such adjustment, the method of calculation thereof in reasonable detail, the facts upon which such calculations were based and the number of Option Shares issuable upon exercise of the Option after such adjustment in the Exercise Price, which certificate shall be conclusive evidence of the correctness of the matters set forth therein.

                  (b) In case:

                           (i) Network-1 shall authorize the issuance to all
holders of shares of Common Stock of rights, options, warrants or other securities to subscribe for or purchase capital stock of Network-1 or of any other subscription rights, options, warrants or other securities; or

                           (ii) Network-1 shall authorize the distribution to
all holders of shares of Common Stock of evidences of its indebtedness or assets; or

                           (iii) of any consolidation or merger to which
Network-1 is a party and for which approval of any stockholders of Network-1 is required, of the conveyance or transfer of the properties and assets of Network-1 substantially as an entirety or of any capital reorganization or any reclassification of the shares of Common Stock (; or

                           (iv) of the voluntary or involuntary dissolution,
liquidation or winding up of Network-1; or

                           (v) Network-1 proposes to take any other action which
would require an adjustment of the Exercise Price pursuant to Section 7 above;

then, in each such case, Network-1 shall give to the Holder at its address appearing below at least 20 calendar days prior to the applicable record date hereinafter specified in (A), (B), or (C) below, by first class mail, postage prepaid, a written notice stating (A) the date as of which the holders of record of shares of Common Stock entitled to receive any such rights, options, warrants or distribution are to be determined or (B) the date on which any such consolidation, merger, conveyance, transfer, reorganization, reclassification, dissolution, liquidation or winding up is expected to become effective, and the date as of which it is expected that holders of record of shares of Common Stock shall be entitled to exchange such shares for securities or other property, if any, deliverable upon such consolidation, merger, conveyance, transfer, reorganization, reclassification, dissolution, liquidation or winding up or (C) the date of such action which would require an adjustment of the Exercise Price. The failure to give the notice required by this Section 12 or any defect therein shall not affect the legality or validity of any such issuance, distribution, consolidation, merger, conveyance, transfer, reorganization, reclassification, dissolution, liquidation, winding up or other action or the vote upon any such action.

                  Except as provided herein, nothing contained herein shall be construed as conferring upon Holder the right to vote on any matter submitted to the stockholders of Network-1 for their vote or to receive notice of meetings of stockholders or the election of directors of Network-1 or any other proceedings of Network-1, or any rights whatsoever as a stockholder of Network-1.

         13. Notices

                  Any notice, request, demand or other communication pursuant to the terms of this Stock Option Agreement shall be in writing and shall be sufficiently given or made when delivered or mailed by first class or registered mail, postage-prepaid, to the following addresses:

If to Network-1:

                        Network-1 Security Solutions, Inc.
                        445 Park Avenue, Suite 1028
                        New York, New York 10022

with a copy to:

                        Eiseman Levine Lehrhaupt & Kakoyiannis, P.C.
                        845 Third Avenue
                        8th Floor
                        New York, NY  10022
                        Attn:  Sam Schwartz, Esq.

If to Holder:

                        Corey M. Horowitz.
                        1085 Park Avenue
                        New York, New York  10128


         14. Miscellaneous

                  (a) Waiver. At any time the parties hereto may (a) extend the time for the performance of any of the obligations or other acts of the other parties hereto, (b) waive any inaccuracies in the representations and warranties contained herein by the other party or (c) waive compliance with any of the agreements or conditions contained herein. No failure on the part of any party to exercise any power, right, privilege or remedy under this Stock Option Agreement, and no delay on the part of any party in exercising any power, right, privilege or remedy under this Stock Option Agreement, shall operate as a waiver of such power, right, privilege or remedy; and no single or partial exercise of any such power, right, privilege or remedy shall preclude any other or further exercise thereof or of any other power, right, privilege or remedy. No party shall be deemed to have waived any claim arising out of this Stock Option Agreement, or any power, right, privilege or remedy under this Stock Option Agreement, unless the waiver of such claim, power, right, privilege or remedy is expressly set forth in a written instrument duly executed and delivered on behalf of such party; and any such waiver shall not be applicable or have any effect except in the specific instance in which it is given.

                  (b) Entire Agreement. Except as otherwise set forth in this Stock Option Agreement and the other documents referred to herein, collectively contain the entire understanding of the parties hereto with respect to the subject matter contained herein and supersede all prior agreements and understandings, oral and written, with respect thereto.

                  (c) Binding Effect; Benefit. This Stock Option Agreement shall inure to the benefit of and be binding upon the parties hereto and nothing in this Stock Option Agreement, expressed or implied, is intended to confer on any person or entity other than the parties hereto or their respective successors and permitted assigns, any rights, remedies, obligations or liabilities under or by reason of this Stock Option Agreement.

                  (d) Amendment and Modification. Subject to applicable law, this Stock Option Agreement may only be amended, modified and supplemented by a written agreement duly executed the parties hereto.

                  (e) Further Actions. Network-1 shall use its best efforts to take, or cause to be taken, all appropriate action, and to do, or cause to be done, all things necessary, proper or advisable under applicable laws and regulations to consummate and make effective the transactions contemplated hereunder and to carry out the interest and purposes of this Stock Option Agreement, including, without limitation, using its reasonable best efforts to obtain all licenses, permits, consents, approvals, authorizations, qualifications and orders of governmental entities.

                  (f) Applicable Law. This Stock Option Agreement and the legal relations between the parties hereto shall be governed by, and construed in accordance with, the laws of the State of New York, without regard to the conflicts of laws rules thereof.

                  (g) Dispute Resolution. The parties hereto will use their best efforts to resolve by mutual agreement any disputes, controversies or differences that may arise from, under, out of or in connection with this Agreement. If any such disputes, controversies or differences cannot be settled between the parties hereto, they will be finally settled by final and binding arbitration to be conducted by an arbitration tribunal in New York City, New York, pursuant to the rules of the American Arbitration Association. The arbitration tribunal will consist of three arbitrators. The decision or award of the arbitration tribunal will be final, and judgment upon such decision or award may be entered in any competent court or application may be made to any competent court for judicial acceptance of such decision or award and an order of enforcement. In the event of any procedural matter not covered by the aforesaid rules, the procedural law of New York will govern. The prevailing party in arbitration shall be entitled to receive a reasonable sum for its attorneys' fees and all other reasonable costs and expenses incurred in such action or suit.

                  (h) Severability. Any term or provision of this Stock Option Agreement that is invalid or unenforceable in any situation in any jurisdiction shall not affect the validity or enforceability of the remaining terms and provisions hereof or the validity or enforceability of the offending term or provision in any other situation or in any other jurisdiction. If the final judgment of a court of competent jurisdiction declares that any term or provision hereof is invalid or unenforceable, the parties hereto agree that the court making the determination of invalidity or unenforceability shall have the power to reduce the scope, duration or area of the term or provision, to delete specific words or phrases or to replace any invalid or unenforceable term or provision with a term or provision that is valid and enforceable and that comes closest to expressing the intention of the invalid or unenforceable term or provision, and this Stock Option Agreement shall be enforceable as so modified after the expiration of the time within which the judgment may be appealed.

                  (i) Non-exclusivity. The rights and remedies of Network-1 and Holder under this Stock Option Agreement are not exclusive of or limited by any other rights or remedies which either of them may have, whether at law, in equity, by contract or otherwise, all of which shall be cumulative and not alternative.

                  IN WITNESS WHEREOF, an authorized officer of Network-1 has signed and delivered this Option as of the date first written above.



                                      NETWORK-1 SECURITY SOLUTIONS, INC.



                                      By: ___________________________
                                          David C. Kahn, Chief Financial Officer

                              ELECTION TO EXERCISE

(To be executed by the registered holder if such holder desires to exercise the within Option)


To:      NETWORK-1 SECURITY SOLUTIONS, INC.
         445 Park Avenue, Suite 1028
         New York, New York  10022


The undersigned hereby (1) irrevocably elects to exercise its right to exercise _____ shares of Common Stock covered by the within Option, (2) makes payment in full of the Exercise Price by enclosure of a certified check or (3) elects a cashless exercise, (4) requests that certificates for such shares be issued in the name of:

Please print name, address and Social Security or Tax Identification Number:

________________________________________________

________________________________________________

________________________________________________

and (5) if said number of shares shall not be all the shares evidenced by the within Option, requests that a new Option Agreement for the balance of the shares covered by the within Option be registered in the name of, and delivered to:

Please print name and address:

________________________________________________

________________________________________________

________________________________________________

In lieu of receipt of a fractional shares of Common Stock, the undersigned will receive a check representing payment therefor.

Dated:  _____________________

                                          By: ______________________________

                                              ______________________________

                               FORM OF ASSIGNMENT

                  FOR VALUE RECEIVED ______________________ , hereby sells, assigns and transfers to _______________(Social Security or I.D. No.___________) the within Option, or that portion of this Option purchasable for ______ shares of Common Stock together with all rights, title and interest therein, and does hereby irrevocably constitute and appoint ______________ attorney to transfer such Option on the register of Network-1 Security Solutions, Inc., with full power and substitution.

                                              _________________________________
                                                         (Signature)


Dated: ___________, 20__

Signature Guaranteed:


____________________









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